May 28, 2025

Jarrett Boon
Chief Executive Officer
Safety Shot, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

        Re: Safety Shot, Inc.
            Registration Statement on Form S-1
            Filed May 19, 2025
            File No. 333-287407
Dear Jarrett Boon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Arthur Marcus, Esq.